SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            SCHEDULE 13G AMENDMENT

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Noel Group Inc.
                                (Name of Issuer)

                 Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   655260107
                                 (CUSIP Number)

                                 September 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 2,043,800 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power:  1,100,400 (2)(3)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 2,043,800 (1)(2)
Person
With
               8.   Shared Dispositive Power:  1,100,400 (2)(3)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

	3,144,200 (1)(2)(3)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 15.28%

12.  Type of Reporting Person: PN

--------------

(1) Includes 2,043,800 shares purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such shares. The 13G filed by HBK Investments L.P. on March 26, 1998 (as amended on September 24, 1998 and February 5, 1999) is hereby amended to reflect that 1,032,800 of such shares were transferred to HBK Offshore Fund Ltd. from HBK Securities, Ltd. (a wholly owned subsidiary of HBK Offshore Fund Ltd.)

(2) Power is exercised by its general partner, HBK Partners II, L.P., whose general partner is HBK Management L.L.C.

(3) Includes 1,100,400 shares purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement. The 13G filed by HBK Investments L.P., HBK Main Street Investments L.P. and HBK Finance L.P. on March 26, 1998 (as amended on September 24, 1998 and February 5, 1999) is hereby amended to reflect that 1,060,350 of such shares were transferred to HBK Main Street Investments L.P., a partnership under common control with HBK Finance L.P. and to reflect that HBK Finance L.P. currently has no voting or dispositive power with respect to shares of issuer.

CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  1,100,400 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 1,100,400 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,100,400 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 5.35%

12.  Type of Reporting Person: PN

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments, L.P. pursuant to an Amended and Restated Management Agreement.

CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: BD

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated March 26, 1998, as amended by Amendment No 1 dated September 24, 1998, and as amended by Amendment No. 2 dated February 5, 1999 (the "Schedule 13G" relating to the Common Stock, par value $.10 per share, of Noel Group Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, a member of Management, who may control Management ("Manager"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 2,043,800 shares of the Stock held by Offshore, which constitutes approximately 9.9% of the outstanding shares of the Stock. In addition pursuant to an Amended and Restated Investment Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 1,100,400 shares of the Stock owned by Main Street, which constitutes 5.35% of the outstanding shares of the Stock.

     Pursuant to Rule 13d-3(a), Main Street is the beneficial owner of 1,100,400 shares of the Stock, which constitutes approximately 5.35% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 3,144,200 shares of the Stock, which constitutes approximately 15.28% of the outstanding shares of the Stock.

     Each of (1) Fund, as sole general partner of Main Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,100,400 shares of the Stock, which constitutes approximately 5.35% of the outstanding shares of the Stock.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Manager, as the controlling person of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 3,144,200 shares of the Stock, which constitutes approximately 15.28% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,043,800 shares of the Stock. Also, pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock held by Main Street.

     Main Street has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,043,800 shares of the Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     Acting through its general partner, Capital, and in its capacity as the general partner of Main Street, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,043,800 shares of the Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock.

     Manager

     In his capacity as a controlling person of Management, the Manager has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,100,400 shares of the Stock and the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,043,000 shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     October 8, 1999


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)



                              HBK MAIN STREET INVESTMENTS L.P.


By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (2)



                              HBK FINANCE L.P.


By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (3)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. is filed herewith as Exhibit A.

(2) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Main Street Investments L.P. is filed herewith as Exhibit B.

(3) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Finance L.P. is filed herewith as Exhibit C.


                                                                    Exhibit A

                             HBK INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Investments L.P., a Delaware limited partnership (the "Partnership"), dated as of January 1, 1996 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner in the Partnership, pursuant to Section 7.1 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, Kevin O'Neal and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 8th day of September, 1999.


                                      GENERAL PARTNER

                                      HBK Partners II L.P.,
                                      a Delaware limited partnership


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President


                                                                  Exhibit B

                        HBK MAIN STREET INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Main Street Investments L.P., a Delaware limited partnership (the "Partnership"), dated as of January 6, 1994 (the
"Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner in the Partnership, pursuant to Section 8 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, H. Michael Reese and Kevin O'Neal to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 8th day of September, 1999.


                            GENERAL PARTNER

                            HBK Fund L.P.,
                            a Delaware limited partnership

                            By:  HBK Capital L.P.,
                                 a Delaware limited partnership,
                                 its sole general partner

                                 By:  HBK Partners I L.P.,
                                      a Delaware limited partnership,
                                      its sole general partner


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President

Exhibit C

                             HBK FINANCE L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership of HBK Finance L.P., a Delaware limited partnership (the "Partnership"), dated as of January 6, 1994 (the "Agreement"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner in the Partnership, pursuant to Section 8 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, Kevin O'Neal, and H. Michael Reese to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 8th day of September, 1999.


                            GENERAL PARTNER

                            HBK Fund L.P.,
                            a Delaware limited partnership

                            By:  HBK Capital L.P.,
                                 a Delaware limited partnership,
                                 its sole general partner

                                 By:  HBK Partners I L.P.,
                                      a Delaware limited partnership,
                                      its sole general partner


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                President